Exhibit 4.1

WESTELL TECHNOLOGIES, INC.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 109,000,000 shares of class A common stock, 25,000,000 shares of class B common stock, and 1,000,000 shares of preferred stock, each with a par value of $0.01 per share.

VOTING RIGHTS. Holders of class A common stock are entitled to one vote per share and holders of class B common stock are entitled to four votes per share on all matters voted on by the stockholders. Westell's common stock will vote as a single class on all matters submitted to a vote of stockholders except:

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with respect to issuances of class B common stock which must be approved by the affirmative vote of a majority of each class of Westell's common stock, voting separately as a class, unless the class B common stock is being issued as payment of stock dividends on class B common stock or in a stock split, reclassification or other subdivision of the shares of common stock; and

•	as otherwise required by law.

DIVIDENDS. Holders of record of shares of class A common stock are entitled to receive dividends when, if and as may be declared by our Board of Directors out of funds legally available for such purposes, although no dividends may be declared or paid with respect to our class A common stock unless a dividend, at the same rate per share, is simultaneously declared or paid with respect to our class B common stock. In the case of a stock dividend or distribution, holders of class A common stock are entitled to receive the same percentage dividend or distribution as holders of class B common stock except that stock dividends and distributions shall be made in shares of class A common stock to the holders of class A common stock and in shares of class B common stock to the holders of class B common stock.

CONVERTIBILITY. Each share of class B common stock is convertible, at the option of its holder, into one share of class A common stock. In addition, each share of class B common stock will automatically convert into one share of class A common stock in the event:

•	such share is transferred to any person other than a "permitted transferee;" or

•	the number of shares of class B common stock outstanding at any time represents less than 10% of the total number of outstanding shares of class B common stock and class A common stock.

A "permitted transferee" includes (i) any other holder of class B common stock, (ii) any member of Robert C. Penny, III's family or Melvin J. Simon's family, (iii) Gary F. Seamans, his spouse or any of their descendants, and (iv) certain other permitted transferees.

OTHER PROVISIONS. Each share of common stock will share equally upon our liquidation, dissolution or winding-up with respect to all assets available for distributions after payment in full to creditors. Neither class of common stock has any preemptive, subscription, or cumulative voting rights. If we enter into a merger, consolidation or business combination, then each holder of common stock must receive identical per share consideration as the other holders of common stock. In addition, no class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the other class of common stock concurrently is subdivided, consolidated, reclassified or otherwise changed in the same proportion and manner.

PREFERRED STOCK. Our Board has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and has the authority to fix the rights, preferences, privileges and restrictions thereof, such as dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and restrict their rights to receive payments upon our liquidation. It also could delay, defer or prevent a change of control.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with us for three years following the date that person becomes an interested stockholder unless:

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before that person became an interested stockholder, our Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

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upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also our officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Our charter contains provisions that:

•	limit the right of stockholders to call special stockholder meetings;

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require stockholders to follow an advance notification procedure for certain stockholder nominations of candidates to the Board of Directors and for new business to be conducted at stockholder meetings; and

•	provide that the Board of Directors without action by the stockholders, may issue and fix the rights and preferences of shares of preferred stock.

These provisions may delay, defer or prevent a change of control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price or voting rights of our common stock.

TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the class A common stock is Broadridge Corporate Issuer Solutions, Inc.